Exhibit 99.1

Explanation of Responses:

(1) Common Stock and Warrants held directly by Brookfield BPY Retail Holdings I LLC, a Delaware limited liability company (“BPY”). BPY is an indirect subsidiary of the Reporting Person. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Warrants directly held by BPY is reported herein.

(2) Common Stock held directly by Brookfield BPY Retail Holdings Sub I LLC, a Delaware limited liability company (“BPY Sub”). BPY Sub is an indirect subsidiary of the Reporting Person. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock directly held by BPY Sub is reported herein.

(3) The Reporting Person disclaims beneficial ownership of all shares of Common Stock and Warrants that are directly beneficially owned by BPY and BPY Sub, except to the extent of any indirect pecuniary interest therein.

(4) Each Warrant entitled the holder to purchase 1.143 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.